SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company)

BIOTIE THERAPIES OYJ

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 80 Shares
Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)
Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)
Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)
Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)
Share units issued under the January 2, 2014 equity incentive plan (“2014 Share Rights”)
Option rights issued under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)
Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Shares)

09074D103 (ADSs)
None (2011 Option Rights)
None (2014 Option Rights)
None (2016 Option Rights)
None (2011 Share Rights)
None (2014 Share Rights)
None (Swiss Option Rights)
None (Warrants)
(CUSIP Number of Class of Securities)

Timo Veromaa

Chief Executive Officer

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Sophia Hudson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Biotie Therapies Oyj, or Biotie Therapies Corp. in English, a public limited liability company organized under the laws of Finland (the “Company”). The Schedule 14D-9 relates to the tender offer by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Offeror”) to purchase all Outstanding Shares, ADSs and Outstanding Equity Instruments of the Company, as described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror with the SEC on March 11, 2016.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “(f) Expiration of the Initial Offer Period; Subsequent Offer Period; Compulsory Redemption” is hereby deleted in its entirety and replaced with the following:

“(f)  Expiration of the Initial Offer Period; Subsequent Offer Period; Compulsory Redemption

On April 8, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time), the Initial Offer Period expired. The Company has been informed by the Offeror that, as of the expiration of the Initial Offer Period, a total of 656,484,443 Shares, 3,120,541 ADSs, 435,000 2011 Option Rights, 4,280,125 2014 Option Rights, 12,401,120 2016 Option Rights, 1,949,116 Swiss Option Rights, 25,000 2011 Share Rights, 3,972,188 2014 Share Rights and 220,400,001 Warrants were validly tendered and not withdrawn pursuant to the Offer, representing approximately 93.77% of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis, and satisfying the Minimum Acceptance Condition.

All Conditions have been satisfied, and the Offeror has accepted the Equity Interests validly tendered and not withdrawn as of the expiration of the Initial Offer Period. The Offeror will complete the Offer in accordance with its terms and conditions. The consideration will be paid to the holders of Equity Interests who have validly tendered and not withdrawn their Equity Interests as of the expiration of the Initial Offer Period on or about April 18, 2016, in accordance with the terms and conditions of the Offer.

In order to allow holders of Equity Interests who had not tendered their Equity Interests by the expiration of the Initial Offer Period to tender their Equity Interests, the Offeror will commence a Subsequent Offer Period in accordance with the terms and conditions of the Offer. The Subsequent Offer Period will commence at 9:30 a.m. (Finnish time) / 2:30 a.m. (New York time) on April 14, 2016 and expire at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time) on April 28, 2016.

During the Subsequent Offer Period, the Offer can be accepted in accordance with the acceptance procedures described in the terms and conditions of the Offer. The acceptance of the Offer during the Subsequent Offer Period is binding and cannot be withdrawn.

Payment for and acceptance of Equity Interests validly tendered during the Subsequent Offer Period will take place on a periodic basis in intervals of one (1) week. The first acceptance date will be April 21, 2016 and the offer consideration for Equity Interests validly tendered during the Subsequent Offer Period on or before the first acceptance date will be made on or about April 27, 2016. The second acceptance date will be April 28, 2016 and the offer consideration for Equity Interests validly tendered during the Subsequent Offer Period on or before the second acceptance date will be made on or about May 4, 2016.

The Offeror will announce the final percentage of the Equity Interests validly tendered during the Subsequent Offer Period on or about May 2, 2016.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented:

Exhibit No.	Description
(a)(1)(O)	Stock Exchange Release, dated April 13, 2016 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on April 13, 2016 relating to the final Offer results and the commencement of a Subsequent Offer Period).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTIE THERAPIES OYJ
By:	/s/ Timo Veromaa
	Name:	Timo Veromaa
	Title:	President and Chief Executive Officer

Dated: April 13, 2016